EXHIBIT 99.1

Stantec Delivers 4% Increase in Adjusted Diluted EPS in Second Quarter of 2020

Stantec Outlook for 2020 includes adjusted earnings that are in line with 2019

EDMONTON, Alberta, Aug. 05, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Stantec today reported its results for the quarter ended June 30, 2020. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended June 30, 2019.

Adjusted net income in the second quarter of 2020 increased 2.9% to $57.7 million and adjusted diluted EPS increased 4.0% to $0.52.

“Our solid second quarter results are a credit to our employees who continue to execute our client-centered strategy in the midst of unprecedented disruption,” said Gord Johnston, Stantec’s President and Chief Executive Officer. “Although net revenues retracted nominally as anticipated, our commitment to excellence drove healthy adjusted EBITDA and adjusted net income margins of 15.0% and 6.1%, respectively.”

Second Quarter 2020 Highlights

  Net revenue decreased 0.3%, or $2.5 million, mainly due to an organic retraction of 2.1% partially offset by the strong US dollar. Stantec achieved organic growth in the Energy & Resources and Water businesses and in its US operations. Project slowdowns and deferrals as a result of the COVID-19 pandemic contributed to organic retractions in the other businesses and geographies.
  Gross margin decreased 5.4%, or $27.8 million, and decreased as a percentage of net revenue to 51.5% from 54.3% primarily due to the impact of pandemic-related disruptions in the Company’s and its clients’ operations as well as project mix.
  Administrative and marketing costs were 36.2% of net revenue compared with 39.1% in the prior period primarily as a result of improved operational efficiencies driven by the Company’s 2019 reshaping initiative, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending.
  Adjusted EBITDA from continuing operations decreased 2.0%, or $2.9 million, to $142.5 million, representing 15.0% of net revenue compared with $145.4 million or 15.2% of net revenue.
  Net income increased 6.7%, or $3.3 million, to $52.6 million, and diluted EPS increased by 6.8%, or $0.03, to $0.47 as a slight reduction in EBITDA was more than offset by reduced net interest expense and amortization of intangible assets.
  Adjusted net income increased 2.9%, or $1.6 million, to $57.7 million, representing 6.1% of net revenue, and adjusted diluted EPS increased 4.0%, or $0.02, to $0.52.
  Contract backlog was $4.7 billion at June 30, 2020, a 10.7% increase from December 31, 2019. This represents approximately 12 months of work.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2020 was 1.0x, at the low end of the 1.0x to 2.0x guideline.
  Operating cash flows from continuing operations improved by 55.0% with inflows of $251.5 million compared with $162.3 million in the prior period; this improvement was mainly due to increased cash receipts from clients and lower payments paid to suppliers, partly offset by higher payments made to employees. Q2 20 cash flows also benefited from various pandemic tax deferral programs which included the deferral of approximately $35.1 million in income tax and other tax payments due at various dates before the end of the first quarter of 2021.
  Days sales outstanding (DSO) was 82 days, a decrease of 4 days since March 31, 2020, and remains below the Company’s pre-pandemic target of 90 days.

Dividend

  On August 5, 2020, Stantec’s Board of Directors declared a dividend of $0.155 per share, payable on October 15, 2020, to shareholders of record on September 30, 2020.

Q2 2020 Financial Summary

	Quarter Ended Jun 30				Two Quarters Ended Jun 30
	2020		2019		2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,205.6	126.8%	1,224.1	128.4%	2,426.1	127.3%	2,375.6	127.9%
Net revenue	951.1	100.0%	953.6	100.0%	1,906.3	100.0%	1,857.7	100.0%
Direct payroll costs	461.4	48.5%	436.1	45.7%	909.9	47.7%	851.7	45.8%
Gross margin	489.7	51.5%	517.5	54.3%	996.4	52.3%	1,006.0	54.2%
Administrative and marketing expenses	344.0	36.2%	372.4	39.1%	711.3	37.3%	729.5	39.3%
Impairment of lease assets	2.0	0.2%	-	0.0%	11.7	0.6%	-	0.0%
Other	(1.2)	(0.1%)	(0.8)	(0.1%)	9.9	0.6%	(1.6)	(0.1%)
EBITDA from continuing operations (1)	144.9	15.2%	145.9	15.3%	263.5	13.8%	278.1	15.0%
Depreciation of property and equipment	14.9	1.6%	14.7	1.5%	29.4	1.5%	28.4	1.5%
Depreciation of lease assets	30.6	3.2%	28.5	3.0%	60.2	3.2%	55.9	3.0%
Amortization of intangible assets	13.6	1.4%	17.6	1.8%	27.8	1.5%	33.0	1.8%
Net interest expense	12.5	1.3%	17.7	1.9%	27.5	1.4%	34.9	1.9%
Income taxes	20.7	2.2%	18.1	1.9%	36.5	1.9%	31.7	1.7%
Net income from continuing operations	52.6	5.5%	49.3	5.2%	82.1	4.3%	94.2	5.1%
Net income from discontinued operations	-	0.0%	-	0.0%	10.2	0.5%	-	0.0%
Net income	52.6	5.5%	49.3	5.2%	92.3	4.8%	94.2	5.1%
Basic earnings per share (EPS) from continuing operations	0.47	n/m	0.44	n/m	0.74	n/m	0.84	n/m
Diluted EPS from continuing operations	0.47	n/m	0.44	n/m	0.74	n/m	0.84	n/m
Adjusted EBITDA from continuing operations (1)	142.5	15.0%	145.4	15.2%	282.2	14.8%	272.5	14.7%
Adjusted net income from continuing operations (1)	57.7	6.1%	56.1	5.9%	112.0	5.9%	106.4	5.7%
Adjusted diluted EPS from continuing operations (1)	0.52	n/m	0.50	n/m	1.00	n/m	0.95	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m	0.310	n/m	0.290	n/m
(1) EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of Stantec's 2019 Annual Report and Q2 2020 Management's Discussion and Analysis).
n/m = not meaningful

Business Update – COVID-19 Pandemic

Office Remobilization

Early in the second quarter, Stantec’s Pandemic Committee began to develop guidelines for office remobilization. Recognizing that specific requirements are driven by local government and health authorities, responsibility for office reopening decisions was assigned to regional leaders who will ensure compliance with local safety protocols.

After months of comprehensive planning, phased office remobilization has begun. As of August 5, Stantec’s offices in China, Taiwan, Italy, Australia (except Melbourne) and New Zealand have reopened. In addition, approximately 104 offices in Canada and the United States have either reopened or are in the early phases of reopening. Office reopening is expected to continue in the coming months. Each opening is the result of thoughtful planning, assessment, and coordination between regional leaders and health and safety partners. The health and wellbeing of employees remains Stantec’s top priority. As such, employees who can successfully work from home or who have conditions that prevent them from going into the office will likely remain at home at this time, while others who have identified remote work challenges will be the first to re-enter.

Although office re-entry is a more complex exercise than the initial movement of employees to work from home, minimal disruptions to operational efficiency and effectiveness are expected through this process.

2020 Outlook
“While the world remains in uncharted territory with respect to the global pandemic, we are confident in the resilience of our business model,” said Mr. Johnston. “We are committed to our strategy of delivering long-term, sustainable value to our stakeholders through the expertise of our people, innovative solutions, operational excellence, and growth. Even though we are not in a position to provide concrete guidance, our outlook for 2020 is based on the best information available to us at the present time. As the pandemic continues to unfold, we will remain vigilant in monitoring the potential impacts to our clients, communities and, most importantly, our employees.”

Against the backdrop of continued uncertainty brought on by the pandemic, Stantec’s outlook for 2020 includes:

  2020 net revenues that are comparable to 2019;
  Adjusted net income and adjusted diluted EPS comparable to 2019;
  55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4; and
  Net debt to adjusted EBITDA at the low end of the internal range of 1.0x to 2.0x.

On May 6, 2020 Stantec withdrew the guidance for 2020 that was first provided in the 2019 Annual Report. Although the full extent of the financial impacts from the pandemic are still not readily determinable, a review and update to the outlook and risk factors (previously provided in the 2019 Annual Report) has been undertaken. See M-6 of this quarter’s MD&A for updates made to Stantec’s outlook and M-20 for impacts on its risk factors. These updates have been made based on the best information available. Stantec will continue to monitor the impacts to its results and will provide updates should the outlook change materially from current expectations.

Stantec’s business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with a strong balance sheet and committed workforce, is positioning Stantec to withstand the continuing challenges caused by the pandemic.

The current outlook is based on the assumption of a continued gradual global recovery from the pandemic but may not be valid should key geographies experience a severe “second wave” of the pandemic.

Net Revenue

When the 2019 Annual Report was published, organic net revenue growth in 2020 was expected to be in the low- to mid-single digits. This was predicated on the expectation of low to moderate growth in the Canadian, US, and Global economies in 2020. As a result of the COVID-19 pandemic, this expectation is no longer valid.

Q1 20 revenues were largely unaffected by the pandemic. Organic net revenue in the second quarter experienced an overall nominal retraction compared with Q1 20 and Q1 19, which was consistent with the Q2 outlook provided in Stantec’s Q1 20 MD&A. Entering the second half of the year,  slowdowns in current projects and new awards are increasingly being observed, particularly in the private sector. Further, client requests for pricing concessions in certain sectors and specific geographies, coupled with competitive pressures brought on by the pandemic, will put pressure on revenues for the remainder of the year. Accordingly, nominal net revenue retraction is expected to continue in the third and fourth quarters as compared to the same periods last year, with full-year 2020 net revenue expected to be comparable to 2019.

In the US, nominal revenue reductions in Q3 20 relative to Q2 20 are expected across all businesses except Water, with a slightly more pronounced decline in Q4 20 as the effect of project slowdowns are combined with the typical downturn in activity related to the onset of colder weather and seasonal holidays. Combined with strong results for the first half of the year, 2020 US net revenues are expected to be comparable to 2019 in native currency, with the benefit of foreign exchange providing some uplift.

In Canada, Q3 20 revenues are expected to be stable relative to Q2 20, while Q4 20 revenues are expected to experience the typical seasonal downturn in activity and seasonal holidays. Given the comparatively weaker pre-pandemic economic outlook for Canada, the 2020 revenue retraction in this geography is expected to be more pronounced than in other geographies in comparison to 2019.

Net revenues in the Global business are projected to improve modestly from Q2 20 to Q3 20 and stabilize at that level in Q4 20. The strength of the Water business in the UK and Australia and the Transportation sector in New Zealand are expected to offset the impact of project slowdowns caused by the disruption in the private sector for Stantec’s other businesses, resulting in 2020 revenues being comparable to 2019.

Project Execution and Cost Management

Pandemic related disruptions in Stantec’s own operations and in that of its clients, along with the impact of Stantec’s overall project mix, has resulted in some gross margin compression. In conjunction with increased pricing pressures, gross margin pressure is expected to continue through the balance of the year. Stantec remains committed to strong project execution and will continue to strive toward generating solid gross margins.

To bolster the ability to withstand the impacts of the pandemic, Stantec’s board and senior leaders have taken voluntary reductions in compensation; implemented a number of staffing strategies (such as participating in government-granted wage subsidy programs, primarily in the UK,  and implementing furlough programs to manage costs while retaining talent), and significantly reduced discretionary spending. The agility with which Stantec responded has maintained adjusted EBITDA and adjusted net income margins at healthy levels, while also preserving the quality and integrity of the workforce to ensure Stantec is positioned to quickly rebound as the economic recovery begins. Based on current expectations, Stantec anticipates delivering 2020 adjusted net income and adjusted diluted EPS in line with 2019.

Where typically 60% of adjusted earnings are generated in the second and third quarters of the calendar year and 40% in the first and fourth quarters, this is now expected to shift to 55% / 45%, respectively.

Liquidity

Stantec’s balance sheet remains strong. At June 30, 2020, net debt to adjusted EBITDA was 1.0x, which is at the low end of the targeted leverage range of 1.0x to 2.0x. The Company remains in full compliance with all financial covenants. Internal modelling indicates that leverage will likely remain toward the low end of the 1.0x to 2.0x net debt to adjusted EBITDA range throughout 2020. Stantec has ample liquidity with more than $330 million in undrawn capacity on its revolving credit facility at June 30, 2020, with access to an additional $600 million in funds if required. Further, there are no near-term debt maturities that require refinancing.

Stantec remains focused on invoicing and collection activities. Thus far, no meaningful increase in DSO due to the pandemic has been observed. Given the strong mix of public sector clients and the high quality of its private sector clients, Stantec does not believe credit risk has increased meaningfully as a result of the pandemic.

Capital Allocation

Stantec remains committed to the strategy of deploying capital to generate the best risk-adjusted return for shareholders. All non-essential capital expenditures have been put on hold. Travel restrictions have delayed acquisition activity as on-site due diligence is an essential component of the acquisition process. As well, valuations of acquisition targets’ backlogs and customer lists must be re-examined in light of current economic conditions. Stantec remains committed to returning capital to shareholders through the payment of a dividend. Stantec repurchased shares in the first quarter of 2020 and, while this activity has slowed, opportunistic share repurchases could ramp up in the event of a severe dislocation in the value of Stantec shares.

Tomorrow’s Conference Call

On Thursday, August 6, 2020, at 7:00 AM MDT (9:00 AM EDT), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s second quarter performance.

The webcast and slide presentation can be accessed at the following link:

https://edge.media-server.com/mmc/p/s7fzrmpp

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-289-0438 (Canada and United States) or +1-647-484-0478 (international). Please provide confirmation code 3221222 when prompted.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.
Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements
Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s Second Quarter 2020 report and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec’s office remobilization plans, its resilience, its position to withstand the challenges caused by the pandemic, the anticipation of 2020 net revenues that are comparable to 2019, the anticipation of 2020 adjusted net income and adjusted diluted EPS that are comparable to 2019, the anticipation of 55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4, any projections related to revenue, gross margin, utilization and days sales outstanding, internal modelling that indicates the Company will likely remain within its 1.0x to 2.0x leverage range throughout 2020 and that the Company does not believe its credit risk has increased meaningfully as a result of the pandemic. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s Second Quarter 2020 report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the Second Quarter 2020 report free of charge from the investor contact noted below.

Investor Contact	Media Contact
Tom McMillan	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 780-917-7230
tom.mcmillan@stantec.com	stephanie.smith2@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Interim Condensed Consolidated Statements of Financial Position
(Unaudited) (In millions of Canadian dollars)		June 30 2020 $		December 31 2019 $
ASSETS
Current
Cash and deposits			266.3	223.5
Trade and other receivables			777.1	817.7
Unbilled receivables			428.2	374.2
Contract assets			74.1	67.5
Income taxes recoverable			44.3	36.2
Prepaid expenses			47.5	42.9
Other assets			22.1	18.1
Total current assets			1,659.6	1,580.1
Non-current
Property and equipment			281.9	286.5
Lease assets			532.2	558.5
Goodwill			1,709.0	1,651.8
Intangible assets			197.8	219.6
Investments in joint ventures and associates			8.9	8.8
Net employee defined benefit asset			34.8	26.0
Deferred tax assets			31.9	31.9
Other assets			209.4	198.3
Total assets			4,665.5	4,561.5
LIABILITIES AND EQUITY
Current
Bank indebtedness			-	19.5
Trade and other payables			589.8	576.4
Lease liabilities			107.0	99.9
Deferred revenue			180.0	199.2
Income taxes payable			29.3	28.4
Long-term debt			38.4	46.9
Provisions			19.3	23.9
Other liabilities			12.5	12.1
Total current liabilities			976.3	1,006.3
Non-current
Lease liabilities			567.9	589.0
Income taxes payable			12.2	11.6
Long-term debt			786.4	814.0
Provisions			111.6	89.1
Net employee defined benefit liability			76.4	85.2
Deferred tax liabilities			80.2	73.2
Other liabilities			24.8	16.0
Total liabilities			2,635.8	2,684.4
Shareholders’ equity
Share capital			922.5	879.8
Contributed surplus			16.6	23.9
Retained earnings			951.1	917.7
Accumulated other comprehensive income			138.3	54.1
Total shareholders’ equity			2,028.5	1,875.5
Non-controlling interests			1.2	1.6
Total liabilities and equity			4,665.5	4,561.5

Interim Condensed Consolidated Statements of Income (Unaudited)
(Unaudited)	For the quarter ended June 30		For the two quarters ended June 30
(In millions of Canadian dollars, except per share amounts)	2020 $	2019 $	2020 $	2019 $
Continuing operations
Gross revenue	1,205.6	1,224.1	2,426.1	2,375.6
Less subconsultant and other direct expenses	254.5	270.5	519.8	517.9
Net revenue	951.1	953.6	1,906.3	1,857.7
Direct payroll costs	461.4	436.1	909.9	851.7
Gross margin	489.7	517.5	996.4	1,006.0
Administrative and marketing expenses	344.0	372.4	711.3	729.5
Depreciation of property and equipment	14.9	14.7	29.4	28.4
Impairment of lease assets	2.0	-	11.7	-
Depreciation of lease assets	30.6	28.5	60.2	55.9
Amortization of intangible assets	13.6	17.6	27.8	33.0
Net interest expense	12.5	17.7	27.5	34.9
Other net finance expense	0.8	1.3	2.4	2.6
Share of income from joint ventures and associates	(0.6)	(0.4)	(0.2)	(0.4)
Foreign exchange loss (gain)	0.8	(0.2)	(0.5)	2.7
Other (income) expense	(2.2)	(1.5)	8.2	(6.5)
Income before income taxes and discontinued operations	73.3	67.4	118.6	125.9
Income taxes
Current	21.6	18.8	30.2	14.6
Deferred	(0.9)	(0.7)	6.3	17.1
Total income taxes	20.7	18.1	36.5	31.7
Net income for the period from continuing operations	52.6	49.3	82.1	94.2
Discontinued operations
Net income from discontinued operations, net of tax	-	-	10.2	-
Net income for the period	52.6	49.3	92.3	94.2
Weighted average number of shares outstanding - basic	111,346,512	111,676,731	111,355,426	111,740,256
Weighted average number of shares outstanding - diluted	111,851,675	111,684,858	111,804,674	111,740,256
Shares outstanding, end of the period	111,691,138	111,700,217	111,691,138	111,700,217
Earnings per share, basic and diluted
Continuing operations, basic	0.47	0.44	0.74	0.84
Discontinued operations, basic	-	-	0.09	-
Total basic earnings per share	0.47	0.44	0.83	0.84
Continuing operations, diluted	0.47	0.44	0.74	0.84
Discontinued operations, diluted	-	-	0.09	-
Total diluted earnings per share	0.47	0.44	0.83	0.84

Reconciliation of Non-IFRS Financial Measures
	Quarter Ended Jun 30		Two Quarters Ended Jun 30
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	52.6	49.3	82.1	94.2
Add back:
Income taxes	20.7	18.1	36.5	31.7
Net interest expense	12.5	17.7	27.5	34.9
Depreciation and amortization	59.1	60.8	117.4	117.3
EBITDA from continuing operations	144.9	145.9	263.5	278.1
Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	(4.4)	(0.5)	7.0	(5.6)
Impairment of lease assets	2.0	-	11.7	-
Adjusted EBITDA from continuing operations	142.5	145.4	282.2	272.5

	Quarter Ended Jun 30		Two Quarters Ended Jun 30
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	52.6	49.3	82.1	94.2
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (1)	6.9	8.1	14.0	15.1
Unrealized loss (gain) on investments held on equity securities (2)	(3.2)	(0.3)	5.0	(4.0)
Impairment of lease assets (3)	1.4	-	8.3	-
Reorganization tax expense (4)	-	-	2.6	-
Transition tax expense	-	(1.0)	-	1.1
Adjusted net income from continuing operations	57.7	56.1	112.0	106.4
Weighted average number of shares outstanding - basic	111,346,512	111,676,731	111,355,426	111,740,256
Weighted average number of shares outstanding - diluted	111,851,675	111,684,858	111,804,674	111,740,256
Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.52	0.50	1.01	0.95
Adjusted earnings per share - diluted	0.52	0.50	1.00	0.95
See the Definitions section of Stantec's 2019 Annual Report and Q2 2020 Management's Discussion and Analysis (MD&A) for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.
(1): The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2020, this amount is net of tax of $2.9 (2019 - $3.1). For the two quarters ended June 30, 2020, this amount is net of tax of $5.7 (2019 - $5.8).
(2): For the quarter ended June 30, 2020, this amount is net of tax of ($1.2) (2019 - ($0.2)). For the two quarters ended June 30, 2020, this amount is net of tax of $2.0 (2019 - ($1.6)).
(3): For the quarter ended June 30, 2020, this amount is net of tax of $0.6 (2019 - nil). For the two quarters ended June 30, 2020, this amount is net of tax of $3.4 (2019 - nil).
(4): Refer to Income Taxes section of Stantec's Q2 2020 MD&A for further details.